UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission Filing Number: 001-33398

Simcere Pharmaceutical Group

(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,

Xuan Wu District, Nanjing

Jiangsu Province 210042

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIMCERE PHARMACEUTICAL GROUP

FORM 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group

	By:	/s/ Zhigang Zhao
	Name:	Zhigang Zhao
	Title:	Chief Financial Officer
DATE: March 12, 2009

Exhibit 99.1

SIMCERE PHARMACEUTICAL GROUP REPORTS UNAUDITED FOURTH QUARTER AND FISCAL

YEAR 2008 RESULTS

NANJING, CHINA, March 12, 2009 — Simcere Pharmaceutical Group (“Simcere” or the “Company’) (NYSE: SCR), a leading manufacturer and supplier of branded generic pharmaceuticals and manufacturer of the patented anti-cancer biotech product Endu in China, today reported unaudited financial results for the quarter and fiscal year ended December 31, 2008.

Highlights

•

Total revenue increased to RMB 466.9 million (US$68.4 million) for the fourth quarter of 2008, representing 17.1% year-over-year growth; for the full year of 2008, total revenue was RMB 1,741.1 million (US$255.2 million), an increase of 27.2% from RMB 1,368.7 million for the full year of 2007;

•

Income from operations was RMB 72.7 million (US$10.6 million) for the fourth quarter of 2008, compared to RMB 73.2 million for the corresponding period in 2007. For the full year of 2008, operating income was RMB 357.0 million (US$52.3 million), an increase of 35.3% from RMB 263.9 million for the full year of 2007;

•

Net income was RMB 51.7 million (US$7.6 million) for the fourth quarter of 2008, representing 33.8% year-over-year decrease; for the full year of 2008, net income was RMB 350.2 million (US$ 51.3 million), an increase of 16.2% from RMB 301.3 million for the full year of 2007;

•	Gross margin for the fourth quarter of 2008 increased to 83.1%, compared to 82.2% for the corresponding period in 2007. For the full year of 2008, gross margin was 81.6%, compared to 82.4% in 2007.

Mr. Jinsheng Ren, Chairman and Chief Executive Officer of Simcere Pharmaceutical Group, commented: “We are pleased that Simcere achieved overall steady growth in 2008. While the sales growth of Endu has remained below our expectations, both Bicun and Yidasheng have continued to deliver strong sales growth despite the emergence of competitors in the edaravone market. We are also encouraged by the continued strong performance from our branded generics.”

“In 2009, we believe that our edaravone products and Sinofuan will be the key growth drivers for the Company. With Simcere’s strong balance sheet and prudent approach to selecting acquisition targets, we will continue to pursue opportunities that enrich our product pipeline and support our long-term development.”

The Company announced that it recently acquired the remaining 10% of Shandong Simcere Medgenn Bio-Pharmaceutical Co. Ltd, the manufacturer of Endu, that it did not already own, bringing Simcere’s total ownership to 100%.

2008 Fourth Quarter and Full Year Financial Results

Total revenue for the fourth quarter of 2008 was RMB 466.9 million (US$68.4 million), an increase of 17.1% from RMB 398.6 million for the corresponding period in 2007. For the full year of 2008, total revenue was RMB 1,741.1 million (US$255.2 million), an increase of 27.2% from RMB 1,368.7 million for the full year of 2007.

Revenue from Endu, the Company’s patented anti-cancer biotech product launched in July 2006, totaled RMB 58.1 million (US$8.5 million) in the fourth quarter of 2008, representing 12.4% of the Company’s product revenue for the quarter and a decrease from RMB 64.0 million for the corresponding period in 2007. For the full year of 2008, revenue from Endu totaled RMB 239.4 million (US$35.1 million), an increase of 10.8% from RMB216.2 million for the full year of 2007.

Revenue from first-to-market edaravone injection products under the brand names Bicun and Yidasheng totaled RMB 192.8 million (US$28.2 million) in the fourth quarter of 2008, an increase of 31.1% from RMB 147.0 million for the corresponding period in 2007. For the full year of 2008, revenue from Bicun and Yidasheng totaled RMB 651.2 million (US$95.4 million), an increase of 46.8% from RMB 443.4 million for the full year of 2007. While the number of competing edaravone products increased during 2008, Simcere’s Bicun and Yidasheng remained the established market leaders in China’s first and second tier markets and continued to achieve penetration in third tier markets.

Revenue from other first-to-market products, Jiebaishu, a nedaplatin product, Sinofuan, a 5-FU sustained release implant for the treatment of cancer, and Anxin, a biapenem injection, totaled RMB 25.7 million (US$3.8 million) in the fourth quarter of 2008. For the full year of 2008, revenue from these products totaled RMB 59.8 million (US$8.8 million).

Revenue from other branded generic products totaled RMB 190.2 million (US$27.9 million) in the fourth quarter of 2008, an increase of 2.7% from RMB 185.3 million for the corresponding period in 2007. For the full year of 2008, revenue from other branded generic products totaled RMB 786.4 million (US$115.3 million), an increase of 12.1% from RMB 701.7 million for the full year of 2007.

Gross margin for the fourth quarter of 2008 increased to 83.1%, compared to 82.2% for the corresponding period in 2007. For the full year of 2008, gross margin was 81.6%.

Research and development expenses for the fourth quarter of 2008 totaled RMB 34.0 million (US$5.0 million), an increase of 113.5% from RMB 15.9 million for the corresponding period in 2007. The increase was primarily due to the expansion of the research and development team and the initiation of new research projects. As a percentage of total revenue, research and development expenses were 7.3% for the fourth quarter of 2008, compared to 4.0% for the corresponding period in 2007. For the full year of 2008, research and development expenses totaled RMB 86.1 million (US$12.6 million), compared to RMB 68.3 million for the full year of 2007.

Sales marketing and distribution expenses for the fourth quarter of 2008 were RMB 225.8 million (US$33.1 million), an increase of 17.1% from RMB 192.7 million for the corresponding period in 2007. As a percentage of total revenue, sales, marketing and distribution expenses were 48.4% for the fourth quarter of 2008, compared to 48.3% for the corresponding period in 2007. For the full year of 2008, sales, marketing and distribution expenses were RMB 783.0 million (US$114.8 million), an increase of 23.4% from RMB 634.4 million for the full year of 2007.

General and administrative expenses were RMB 55.6 million (US$8.2 million) for the fourth quarter of 2008, an increase of 21.5% from RMB 45.8 million for the corresponding period in 2007. The increase was primarily due to increased administrative headcount and higher professional service fees associated with the compliance requirements of Section 404 of the Sarbanes-Oxley Act of 2002. As a percentage of total revenue, general and administrative expenses increased to 11.9% for the fourth quarter of 2008 from 11.5% for the corresponding period in 2007. For the full year of 2008, general and administrative expenses were RMB 194.2 million (US$28.5 million), an increase of 20.6% from RMB 161.1 million for the full year of 2007.

Share-based compensation expenses, which were allocated to research and development expenses, sales, marketing and distribution expenses, and general and administrative expenses, based on the nature of the work that the Company’s employees were assigned to perform, totaled RMB 5.7 million (US$0.8 million) for the fourth quarter of 2008. Share-based compensation expenses for the fourth quarter of 2007 were RMB 8.7 million. For the full year of 2008, share-based compensation expenses totaled RMB 25.5 million (US$3.7 million), a decrease of 17.0% from RMB 30.8 million for the full year of 2007.

Income from operations was RMB 72.7 million (US$10.6 million) for the fourth quarter of 2008, compared to RMB 73.2 million for the corresponding period in 2007. For the full year of 2008, operating income was RMB 357.0 million (US$52.3 million), an increase of 35.3% from RMB263.9 million for the full year of 2007.

Income tax expense for the fourth quarter of 2008 totaled RMB 13.0 million (US$1.9 million), compared to RMB 16.3 million for the corresponding period in 2007. For the full year of 2008, income tax expense was RMB 49.3 million (US$7.2 million), compared to RMB 13.5 million for the full year of 2007. In addition to the overall increase in taxable income, the increased income tax expense in the full year of 2008 was primarily due to the expiration of tax holidays enjoyed by two PRC subsidiaries.

Net income was RMB 51.7 million (US$7.6 million) for the fourth quarter of 2008, compared to RMB 78.1 million for the corresponding period in 2007, a decrease of 33.8%. Net income margin was 11.1% for the fourth quarter of 2008, compared to 19.6% for the fourth quarter of 2007. For the full year of 2008, net income was RMB 350.2 million (US$51.3 million), an increase of 16.2% from RMB 301.3 million for the full year of 2007. Net income margin was 20.1% for the full year of 2008, compared to 22.0% for the full year of 2007.

Basic earnings per share for the fourth quarter of 2008 and the full year of 2008 were RMB 0.42 (US$0.06) and RMB 2.80 (US$0.41), respectively, and diluted earnings per share for the fourth quarter and the full year of 2008 were RMB 0.42 (US$0.06) and RMB 2.80 (US$0.41), respectively. One American Depository Share (ADS) represents two ordinary shares of the Company. Basic earnings per ADS for the fourth quarter of 2008 and the full year of 2008 were RMB 0.83 (US$0.12) and RMB 5.61 (US$0.82), respectively, and diluted earnings per ADS for the fourth quarter of 2008 and the full year of 2008 were RMB 0.83 (US$0.12) and RMB 5.60 (US$0.82), respectively.

As of December 31, 2008, the Company had cash and cash equivalents (including pledged bank deposits) and held-to-maturity investment securities, of RMB 813.8 million (US$119.3 million) and nil, respectively, compared to RMB 498.3 million and RMB 470.0 million, respectively, as of December 31, 2007.

Company Outlook

Simcere expects that China’s upcoming medical reform and increasing industry consolidation will benefit Simcere in the long-term. However, due to short-term uncertainties, including whether Endu and our edaravone products will be covered in the national insurance catalogue, the Company believes that the most prudent approach is not to provide full-year or quarterly guidance on revenue and income at this time.

Financial Statements

The unaudited condensed consolidated statements of income and balance sheets accompanying this press release have been prepared by management using U.S. GAAP. These financial statements are not intended to fully comply with U.S. GAAP because they do not present all of the disclosures required by U.S. GAAP. The December 31, 2007 balance sheet was derived from the audited consolidated financial statements of the Company.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, the quotations from management in this press release and the section under “Financial Outlook” contain forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filing with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call

Simcere Pharmaceutical Group will host a conference call to discuss the Company’s results for the fourth quarter and full year of 2008 on Thursday, March 12, at 8:30 a.m. Eastern Time (Thursday, March 12 at 8:30 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss the results for fourth quarter and full year of 2008 and to answer questions.

To access the conference call, please dial:

United States toll-free dial-in number: +1 866 700 7477

United States dial-in number: +1 617 213 8840

North China toll-free dial-in number: +86 10 800 152 1490

South China toll-free dial-in number: +86 10 800 130 0399

Hong Kong dial-in number: +852 3002 1672

Please ask to be connected to Simcere’s Q4 2008 earnings call and provide the following passcode: 77163710. Simcere will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at www.simcere.com.

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free dial-in number: +1 888 286 8010

United States dial-in number: +1 617 801 6888

The passcode for replay participants is: 92927155. The telephone replay also will be archived on the “Investor Relations” section of the Company’s web site for seven days following the earnings announcement.

About Simcere Pharmaceutical Group

Simcere Pharmaceutical Group (NYSE:SCR, Simcere) is a leading manufacturer and supplier of branded generic pharmaceuticals and manufacturer of the patented anti-cancer biotech product Endu in the rapidly growing China market. In recent years, Simcere has been focusing its strategy on the development of innovative pharmaceuticals and first-to-market generics, and has introduced an innovative anti-cancer medication Endu, a first-to-market medication Sinofuan, and first-to-market generics such as Bicun and Anxin. Simcere manufactures and sells more than 50 pharmaceutical products including antibiotics, anti-cancer medication and stroke management medication and is the exclusive distributor of three additional pharmaceuticals that are marketed under its brand names. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, orthopaedics and infectious diseases and currently has more than 12 pipeline products. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Investor and Media Contacts:

Email: ir@simcere.com

In Nanjing: Frank Zhao Chief Financial Officer Simcere Pharmaceutical Group Tel: 86-25-8556-6666 ext 8818	In the United States: Michael Guerin Brunswick Group LLC Tel: 1-212-333-3810

In Beijing: Kejia Wu Brunswick Group Tel: 86-10-6566-2256	In Hong Kong: Joseph Lo Chi-Lun Brunswick Group Tel: 852-3512-5000

SIMCERE PHARMACEUTICAL GROUP

UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF INCOME

(AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT SHARE AND ADS DATA)

	Three months ended December 31,			Year ended December 31,
	2007	2008	2008	2007	2008	2008
	RMB	RMB	USD	RMB	RMB	USD
Product revenue	397,993	466,849	68,428	1,363,014	1,736,832	254,574
Other revenue	654	55	8	5,734	4,311	632

Total revenue	398,647	466,904	68,436	1,368,748	1,741,143	255,206

Cost of materials and production	(71,071)	(78,880)	(11,562)	(241,081)	(320,882)	(47,033)

Gross profit	327,576	388,024	56,874	1,127,667	1,420,261	208,173

Operating expenses:
Research and development expenses	(15,914)	(33,969)	(4,979)	(68,295)	(86,089)	(12,618)
Sales, marketing and distribution expenses	(192,727)	(225,772)	(33,092)	(634,449)	(782,960)	(114,762)
General and administrative expenses	(45,778)	(55,631)	(8,154)	(161,061)	(194,233)	(28,469)

Income from operations	73,157	72,652	10,649	263,862	356,979	52,324

Interest income	8,937	4,198	615	24,361	34,302	5,028
Interest expense	(535)	(998)	(146)	(6,346)	(4,693)	(688)
Foreign currency exchange gains (losses)	19,176	(1,348)	(198)	24,670	39,879	5,845
Other income	—	—	—	20,526	1,104	162

Earnings before income taxes and minority interests	100,735	74,504	10,920	327,073	427,571	62,671

Income tax expense	(16,346)	(12,961)	(1,900)	(13,527)	(49,285)	(7,224)

Income before minority interests	84,389	61,543	9,020	313,546	378,286	55,447

Minority interests	(6,316)	(9,832)	(1,441)	(12,285)	(28,135)	(4,124)

Net income	78,073	51,711	7,579	301,261	350,151	51,323

Earnings per share:
Basic	0.62	0.42	0.06	2.56	2.80	0.41

Diluted	0.60	0.42	0.06	2.48	2.80	0.41

Earnings per ADS:
Basic	1.25	0.83	0.12	5.13	5.61	0.82

Diluted	1.21	0.83	0.12	4.95	5.60	0.82

Weighted average number of common shares:
Basic	125,001,267	124,491,009		117,534,566	124,921,934
Diluted	129,347,876	124,491,009		121,667,507	125,005,803

SIMCERE PHARMACEUTICAL GROUP

UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS

(AMOUNTS EXPRESSED IN THOUSANDS)

	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	USD
Assets

Current assets
Cash and cash equivalents (including pledged bank deposits)	498,262	813,766	119,276
Held-to-maturity investment securities	470,000	—	—
Accounts and bills receivables, net of allowance for doubtful accounts	488,374	748,997	109,783
Inventories	65,241	95,948	14,063
Other current assets	35,276	49,048	7,190

Total current assets	1,557,153	1,707,759	250,312
Property, plant and equipment, less accumulated depreciation	374,058	463,059	67,872
Land use rights	116,386	114,624	16,801
Goodwill and intangible assets, net	412,717	453,455	66,465
Other assets	11,894	39,325	5,764

Total assets	2,472,208	2,778,222	407,214

Liabilities

Current liabilities
Short term bank loans and borrowings	29,000	6,000	879
Accounts and bills payables	23,711	25,219	3,696
Other payables and accrued liabilities	289,926	303,794	44,528

Total current liabilities	342,637	335,013	49,103
Long-term loans	52,000	62,000	9,088
Deferred income taxes	61,690	59,358	8,700
Other long term liabilities	19,928	20,529	3,009

Total liabilities	476,255	476,900	69,900

Minority interests	12,137	48,297	7,079

Shareholders’ equity
Ordinary shares at par	9,840	9,624	1,411
Additional paid-in capital	1,550,697	1,505,252	220,631
Accumulated other comprehensive loss	(46,849)	(82,130)	(12,038)
Retained earnings	470,128	820,279	120,231

Total shareholders’ equity	1,983,816	2,253,025	330,235
Commitments and contingencies
Total liabilities, minority interests and shareholders’ equity	2,472,208	2,778,222	407,214

Note: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB6.8225 on December 31, 2008 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.